Exhibit 99.1

Yatsen Announces Third Quarter 2025 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on November 17, 2025

GUANGZHOU, China, November 17, 2025 – Yatsen Holding Limited (“Yatsen” or the “Company”) (NYSE: YSG), a leading China-based beauty group, today announced its unaudited financial results for the third quarter ended September 30, 2025.

Third Quarter 2025 Highlights

•
Total net revenues for the third quarter of 2025 increased by 47.5% to RMB998.4 million (US$140.2 million) from RMB677.0 million for the prior year period.

•
Total net revenues from Skincare Brands1 for the third quarter of 2025 increased by 83.2% to RMB490.8 million (US$68.9 million) from RMB267.9 million for the prior year period. As a percentage of total net revenues, total net revenues from Skincare Brands for the third quarter of 2025 were 49.2%, as compared with 39.6% for the prior year period.

•
Gross margin for the third quarter of 2025 increased to 78.2% from 75.9% for the prior year period.
•
Net loss for the third quarter of 2025 narrowed by 41.9% to RMB70.4 million (US$9.9 million) from RMB121.1 million for the prior year period. Non-GAAP net loss2 for the third quarter of 2025 narrowed by 32.8% to RMB51.5 million (US$7.2 million) from RMB76.6 million for the prior year period.

1 Include net revenues from Galénic, DR.WU (its mainland China business), Eve Lom and other skincare brands of the Company.

2 Non-GAAP net income (loss) is a non-GAAP financial measure. Non-GAAP net income (loss) is defined as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments.

Mr. Jinfeng Huang, Founder, Chairman and Chief Executive Officer of Yatsen, stated, “Today’s results reflect the continued progress of our strategy to build a competitive and resilient brand portfolio. During the third quarter, we once again achieved revenue growth, with our skincare brands significantly outperforming the market. Our major brands continued to introduce new products, for instance, DR.WU’s PDRN Serum and Galénic’s No.3 VB Serum. Our robust product pipelines have positioned us well for the upcoming Double 11 shopping festival. We remain focused on accelerating brand and product innovation to drive sustainable, long-term growth.”

Mr. Donghao Yang, Director and Chief Financial Officer of Yatsen, commented, “Our third quarter total net revenues grew by 47.5% year over year, exceeding our previous guidance. While we made upfront investments in new hero product launches and preparations for the Double 11 shopping festival, our ongoing efforts to enhance gross margin and optimize operating efficiency still led to a meaningful year-over-year improvement in our loss margin. We will continue to refine our cost structure and remain confident in the resources and capabilities supporting the Company’s future growth.”

Third Quarter 2025 Financial Results

Net Revenues

Total net revenues for the third quarter of 2025 increased by 47.5% to RMB998.4 million (US$140.2 million) from RMB677.0 million for the prior year period. The increase was primarily due to an 83.2% year-over-year increase in net revenues from Skincare Brands, combined with a 25.2% year-over-year increase in net revenues from Color Cosmetics Brands.3

3 Include Perfect Diary, Little Ondine, Pink Bear and other color cosmetics brands of the Company.

Gross Profit and Gross Margin

Gross profit for the third quarter of 2025 increased by 51.9% to RMB780.5 million (US$109.6 million) from RMB513.8 million for the prior year period. Gross margin for the third quarter of 2025 increased to 78.2% from 75.9% for the prior year period. The increase was primarily driven by an increase in sales of higher-gross-margin products.

Operating Expenses

Total operating expenses for the third quarter of 2025 increased by 31.9% to RMB864.1 million (US$121.4 million) from RMB655.2 million for the prior year period. As a percentage of total net revenues, total operating expenses for the third quarter of 2025 were 86.5%, as compared with 96.8% for the prior year period.

•
Fulfillment Expenses. Fulfillment expenses for the third quarter of 2025 were RMB61.8 million (US$8.7 million), as compared with RMB50.4 million for the prior year period. As a percentage of total net revenues, fulfillment expenses for the third quarter of 2025 decreased to 6.2% from 7.4% for the prior year period. The decrease was primarily driven by fulfillment cost optimization, coupled with the leveraging effect of higher total net revenues in the third quarter of 2025.

•
Selling and Marketing Expenses. Selling and marketing expenses for the third quarter of 2025 were RMB682.3 million (US$95.8 million), as compared with RMB494.4 million for the prior year period. As a percentage of total net revenues, selling and marketing expenses for the third quarter of 2025 decreased to 68.3% from 73.0% for the prior year period. The decrease was primarily driven by the leveraging effect of higher total net revenues in the third quarter of 2025.
•
General and Administrative Expenses. General and administrative expenses for the third quarter of 2025 were RMB80.2 million (US$11.3 million), as compared with RMB85.0 million for the prior year period. As a percentage of total net revenues, general and administrative expenses for the third quarter of 2025 decreased to 8.0% from 12.6% for the prior year period. The decrease was primarily driven by lower share-based compensation expenses, coupled with the leveraging effect of higher total net revenues in the third quarter of 2025.

•
Research and Development Expenses. Research and development expenses for the third quarter of 2025 were RMB39.8 million (US$5.6 million), as compared with RMB25.3 million for the prior year period. As a percentage of total net revenues, research and development expenses for the third quarter of 2025 increased to 4.0% from 3.7% for the prior year period. The increase was primarily driven by higher payroll expenses resulting from a rise in research and development headcount.

Loss from Operations

Loss from operations for the third quarter of 2025 was RMB83.6 million (US$11.7 million), as compared with RMB141.3 million for the prior year period. Operating loss margin was 8.4%, as compared with 20.9% for the prior year period.

Non-GAAP loss from operations4 for the third quarter of 2025 was RMB60.6 million (US$8.5 million), as compared with RMB98.5 million for the prior year period. Non-GAAP operating loss margin5 was 6.1%, as compared with 14.5% for the prior year period.

Net Loss/Income

Net loss for the third quarter of 2025 was RMB70.4 million (US$9.9 million), as compared with RMB121.1 million for the prior year period. Net loss margin was 7.0%, as compared with 17.9% for the prior year period. Net loss attributable to Yatsen’s ordinary shareholders per diluted ADS6 for the third quarter of 2025 was RMB0.70 (US$0.10), as compared with RMB1.22 for the prior year period.

Non-GAAP net loss for the third quarter of 2025 was RMB51.5 million (US$7.2 million), as compared with RMB76.6 million for the prior year period. Non-GAAP net loss margin was 5.2%, as compared with 11.3% for the prior year period. Non-GAAP net loss attributable to Yatsen’s ordinary shareholders per diluted ADS7 for the third quarter of 2025 was RMB0.50 (US$0.07), as compared with RMB0.77 for the prior year period.

4 Non-GAAP loss from operations is a non-GAAP financial measure. Non-GAAP loss from operations is defined as loss from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill.

5 Non-GAAP operating loss margin is a non-GAAP financial measure, which is defined as non-GAAP net loss from operations as a percentage of total net revenues.

6 ADS refers to American depositary shares, each of which represents twenty Class A ordinary shares.

7 Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is a non-GAAP financial measure. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is defined as non-GAAP net income (loss) attributable to ordinary shareholders divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP net income (loss) attributable to ordinary shareholders is defined as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests.

Balance Sheet and Cash Flow

As of September 30, 2025, the Company had cash, restricted cash and short-term investments of RMB1.16 billion (US$162.6 million), as compared with RMB1.36 billion as of December 31, 2024.

Net cash used in operating activities for the third quarter of 2025 was RMB126.8 million (US$17.8 million), as compared with RMB175.9 million for the prior year period.

Business Outlook

For the fourth quarter of 2025, the Company expects its total net revenues to be between RMB1.32 billion and RMB1.49 billion, representing a year-over-year increase of approximately 15% to 30%. These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to change.

Exchange Rate

This announcement contains translations of certain Renminbi (“RMB”) amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ were made at a rate of RMB7.1190 to US$1.00, the exchange rate in effect as of September 30, 2025, as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. The Company makes no representation that any RMB or US$ amounts could have been, or could be, converted into US$ or RMB, as the case may be, at any particular rate, or at all.

Conference Call Information

The Company’s management will hold a conference call on Monday, November 17, 2025, at 7:30 A.M. U.S. Eastern Time or 8:30 P.M. Beijing Time to discuss its financial results and operating performance for the third quarter of 2025.

United States (toll free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (toll free):	400-120-1203
Hong Kong, SAR (toll free):	800-905-945
Hong Kong, SAR:	+852-3018-4992

The replay will be accessible through Monday, November 24, by dialing the following numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	4338347

A live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.yatsenglobal.com/.

About Yatsen Holding Limited

Yatsen Holding Limited (NYSE: YSG) is a leading China-based beauty group with the mission of creating an exciting new journey of beauty discovery for consumers around the world. Founded in 2016, the Company has launched and acquired numerous color cosmetics and skincare brands including Perfect Diary,Little Ondine, Pink Bear, Galénic, DR.WU (its mainland China business) and Eve Lom. The Company’s flagship brand, Perfect Diary, is one of the leading color cosmetics brands in China in terms of retail sales value. The Company primarily reaches and engages with customers directly both online and offline, with expansive presence across all major e-commerce, social and content platforms in China.

For more information, please visit http://ir.yatsenglobal.com/.

Use of Non-GAAP Financial Measures

The Company uses non-GAAP income (loss) from operations, non-GAAP operating income (loss) margin, non-GAAP net income (loss), non-GAAP net income (loss) margin, non-GAAP net income (loss) attributable to ordinary shareholders and non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS, each a non-GAAP financial measure, in reviewing and assessing its operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. The Company presents these non-GAAP financial measures because they are used by the management to evaluate operating performance and formulate business plans. Non-GAAP financial measures help identify underlying trends in its business, provide further information about its results of operations, and enhance the overall understanding of its past performance and future prospects. The Company defines non-GAAP income (loss) from operations as income (loss) from operations excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions and (iii) impairment of goodwill. Non-GAAP operating income (loss) margin is non-GAAP income (loss) from operations as a percentage of total net revenues. The Company defines non-GAAP net income (loss) as net income (loss) excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill and (v) tax effects on non-GAAP adjustments. Non-GAAP net income (loss) margin is non-GAAP net income (loss) as a percentage of total net revenues. The Company defines non-GAAP net income (loss) attributable to ordinary shareholders as net income (loss) attributable to ordinary shareholders excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from assets and business acquisitions, (iii) revaluation of investments on the share of equity method investments, (iv) impairment of goodwill, (v) tax effects on non-GAAP adjustments and (vi) accretion to redeemable non-controlling interests. Non-GAAP net income (loss) attributable to ordinary shareholders per diluted ADS is computed using non-GAAP net income (loss) attributable to ordinary shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

However, the non-GAAP financial measures have limitations as analytical tools as the non-GAAP financial measures are not presented in accordance with U.S. GAAP and may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. Reconciliations of Yatsen’s non-GAAP financial measure to the most comparable U.S. GAAP measure are included at the end of this press release.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements which are made pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, outlook and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies; its future business development, results of operations and financial condition; its ability to continue to roll out popular products and maintain popularity of existing products; its ability to anticipate and respond to changes in industry trends and consumer preferences and behavior in a timely manner; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; its ability to integrate newly-acquired businesses and brands; trends and competition in and relevant government policies and regulations relating to China’s beauty market; changes in its revenues and certain cost or expense items; and general economic conditions globally and in China. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Yatsen Holding Limited

Investor Relations

E-mail: ir@yatsenglobal.com

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, per share data or otherwise noted)

	December 31,	September 30,	September 30,
	2024	2025	2025
	RMB'000	RMB'000	USD'000
Assets
Current assets
Cash and cash equivalents	817,395	690,189	96,950
Restricted Cash	-	119,039	16,721
Short-term investments	539,130	348,170	48,907
Accounts receivable, net	214,558	276,479	38,837
Inventories, net	386,054	479,663	67,378
Prepayments and other current assets	381,404	452,241	63,526
Amounts due from related parties	9,113	64	9
Total current assets	2,347,654	2,365,845	332,328
Non-current assets
Investments	664,579	666,891	93,678
Property and equipment, net	74,373	74,471	10,461
Goodwill, net	155,029	155,029	21,777
Intangible assets, net	559,708	555,570	78,040
Deferred tax assets	1,381	1,453	204
Right-of-use assets, net	147,501	176,530	24,797
Other non-current assets	20,642	24,996	3,511
Total non-current assets	1,623,213	1,654,940	232,468
Total assets	3,970,867	4,020,785	564,796
Liabilities, redeemable non-controlling interests and shareholders' equity
Current liabilities
Accounts and notes payable	72,090	254,244	35,713
Advances from customers	19,574	26,562	3,731
Accrued expenses and other liabilities	460,143	383,480	53,867
Amounts due to related parties	28,884	39,228	5,510
Income tax payables	20,088	16,234	2,280
Lease liabilities due within one year	39,409	52,275	7,343
Total current liabilities	640,188	772,023	108,444
Non-current liabilities
Deferred tax liabilities	103,306	105,252	14,785
Deferred income-non current	14,832	2,665	374
Lease liabilities	109,526	127,697	17,937
Total non-current liabilities	227,664	235,614	33,096
Total liabilities	867,852	1,007,637	141,540
Redeemable non-controlling interests	50,984	1,337	188
Shareholders’ equity

Ordinary Shares (US$0.00001 par value; 10,000,000,000 ordinary shares authorized, comprising of 6,000,000,000 Class A ordinary shares, 960,852,606 Class B ordinary shares and 3,039,147,394 shares each of such classes to be designated as of December 31, 2024 and September 30, 2025; 2,096,600,883 Class A shares and 600,572,880 Class B ordinary shares issued as of December 31, 2024 and September 30, 2025; 1,234,627,468 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of December 31, 2024, 1,279,511,783 Class A ordinary shares and 600,572,880 Class B ordinary shares outstanding as of September 30, 2025)

	173	173	24
Treasury shares	(1,276,330)	(1,242,567)	(174,542)
Additional paid-in capital	12,273,767	12,289,222	1,726,257
Statutory reserve	28,147	28,147	3,954
Accumulated deficit	(8,057,297)	(8,146,230)	(1,144,294)
Accumulated other comprehensive income	86,866	89,682	12,598
Total Yatsen Holding Limited shareholders' equity	3,055,326	3,018,427	423,997
Non-controlling interests	(3,295)	(6,616)	(929)
Total shareholders' equity	3,052,031	3,011,811	423,068
Total liabilities, redeemable non-controlling interests and shareholders' equity	3,970,867	4,020,785	564,796

YATSEN HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended September 30,
	2024	2025	2025
	RMB'000	RMB'000	USD'000
Total net revenues	677,016	998,416	140,247
Total cost of revenues	(163,191)	(217,934)	(30,613)
Gross profit	513,825	780,482	109,634
Operating expenses:
Fulfilment expenses	(50,412)	(61,770)	(8,677)
Selling and marketing expenses	(494,357)	(682,297)	(95,842)
General and administrative expenses	(85,046)	(80,230)	(11,270)
Research and development expenses	(25,338)	(39,755)	(5,584)
Total operating expenses	(655,153)	(864,052)	(121,373)
Loss from operations	(141,328)	(83,570)	(11,739)
Financial income	7,722	11,701	1,644
Foreign currency exchange gain (loss)	12,825	(3,973)	(558)
(Loss) income from equity method investments, net	(6,510)	254	36
Other income, net	6,239	4,903	689
Loss before income tax expenses	(121,052)	(70,685)	(9,928)
Income tax (expenses) benefits	(4)	310	44
Net loss	(121,056)	(70,375)	(9,884)
Net (income) loss attributable to non-controlling interests and redeemable non-controlling interests	(11)	4,413	620
Net loss attributable to Yatsen's shareholders	(121,067)	(65,962)	(9,264)
Shares used in calculating loss per share (1):
Weighted average number of Class A and Class B ordinary shares:
Basic	1,986,538,509	1,877,659,636	1,877,659,636
Diluted	1,986,538,509	1,877,659,636	1,877,659,636
Net loss per Class A and Class B ordinary share
Basic	(0.06)	(0.04)	(0.00)
Diluted	(0.06)	(0.04)	(0.00)
Net loss per ADS (20 ordinary shares equal to 1 ADS)
Basic	(1.22)	(0.70)	(0.10)
Diluted	(1.22)	(0.70)	(0.10)

	For the Three Months Ended September 30,
	2024	2025	2025
Share-based compensation expenses are included in the operating expenses as follows:	RMB'000	RMB'000	USD'000
Fulfilment expenses	252	20	3
Selling and marketing expenses	2,289	996	140
General and administrative expenses	23,743	9,337	1,312
Research and development expenses	763	2,108	296
Total	27,047	12,461	1,751

(1) Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to twenty votes on all matters that are subject to shareholder vote.

YATSEN HOLDING LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, per share data or otherwise noted)

	For the Three Months Ended September 30,
	2024	2025	2025
	RMB'000	RMB'000	USD'000
Loss from operations	(141,328)	(83,570)	(11,739)
Share-based compensation expenses	27,047	12,461	1,751
Amortization of intangible assets resulting from assets and business acquisitions	15,779	10,519	1,478
Non-GAAP loss from operations	(98,502)	(60,590)	(8,510)
Net loss	(121,056)	(70,375)	(9,884)
Share-based compensation expenses	27,047	12,461	1,751
Amortization of intangible assets resulting from assets and business acquisitions	15,779	10,519	1,478
Revaluation of investments on the share of equity method investments	3,266	(3,213)	(451)
Tax effects on non-GAAP adjustments	(1,586)	(866)	(122)
Non-GAAP net loss	(76,550)	(51,474)	(7,228)
Net loss attributable to Yatsen's shareholders	(121,067)	(65,962)	(9,264)
Share-based compensation expenses	27,047	12,461	1,751
Amortization of intangible assets resulting from assets and business acquisitions	15,385	10,240	1,438
Revaluation of investments on the share of equity method investments	3,266	(3,213)	(451)
Tax effects on non-GAAP adjustments	(1,559)	(866)	(122)
Non-GAAP net loss attributable to Yatsen's shareholders	(76,928)	(47,340)	(6,648)
Shares used in calculating loss per share:
Weighted average number of Class A and Class B ordinary shares:
Basic	1,986,538,509	1,877,659,636	1,877,659,636
Diluted	1,986,538,509	1,877,659,636	1,877,659,636
Non-GAAP net loss attributable to ordinary shareholders per Class A and Class B ordinary share
Basic	(0.04)	(0.03)	(0.00)
Diluted	(0.04)	(0.03)	(0.00)
Non-GAAP net loss attributable to ordinary shareholders per ADS (20 ordinary shares equal to 1 ADS)
Basic	(0.77)	(0.50)	(0.07)
Diluted	(0.77)	(0.50)	(0.07)